

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 29, 2023

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

> **Re: Tuniu Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 11, 2023**
> **File No. 001-36430**

Dear Anqiang Chen:

We have reviewed your August 11, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1. We note your response to comment 2. We also note your statement that after consulting with your PRC legal counsel and your further review of the employment profiles retained by you, you re-evaluated and determined that the three employee directors of your operating entities who serve on the Tuniu Chinese Communist Party Committee are not CCP officials. We note your intent to file an amendment to the 2022 Form 20-F to revise the disclosures accordingly. Since the three employee directors each have a CCP official title of secretary or deputy secretary of the Tuniu Chinese Communist Party Committee, please explain to us in detail how you reasonably concluded that they are not CCP

officials given their official titles, roles and responsibilities.

Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li